

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2009

Mr. Jeffrey R. Bailey
Chief Executive Officer
Tengasco, Inc.
10215 Technology Drive N.W.
Knoxville, TN 3732-3379

Re: **Tengasco, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 1-15555

Dear Mr. Bailey:

We have completed our review of your filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief